Exhibit 99.2

YOUXIN TECHNOLOGY LTD
ROOM 1005, 1006, 1007, NO. 122, HUANGPU AVENUE WEST
TIANHE DISTRICT, GUANGZHOU, GUANGDONG PROVINCE, 510000
PEOPLE'S REPUBLIC OF CHINA

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04933-P59247 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

YOUXIN TECHNOLOGY LTD

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. Ordinary Resolution THAT Marcum Asia CPAs LLP be appointed as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2027.	☐	☐	☐
2. Ordinary Resolution THAT Shaozhang Lin, Jinhou Sun, Edward C Ye, Kam Hung Dante Chu and Yisu Fan be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.	☐	☐	☐
3. Share Capital and Par Value Adjustments:	For	Against	Abstain
3a. Ordinary Resolution THAT the Share Capital Increase be approved.	☐	☐	☐
3b. Ordinary Resolution THAT the First Share Consolidation be approved.	☐	☐	☐
3c. Special Resolution THAT the Seventh Amended M&A be approved.	☐	☐	☐
3d. Special Resolution THAT Share Capital Reduction and Reorganisation be approved.	☐	☐	☐
3e. Special Resolution THAT the Eighth Amended M&A be approved.	☐	☐	☐
4. Share Consolidation:	For	Against	Abstain
4a. Ordinary Resolution THAT the Second Share Consolidation be approved.	☐	☐	☐
4b. Special Resolution THAT the Ninth Amended M&A be approved.	☐	☐	☐
5. Ordinary Resolution THAT the general meeting be adjourned to a later date or dates or sine die, if necessary or desirable.	☐	☐	☐

* The full text of the relevant resolutions for each proposal are set out in the notice accompanying the proxy card.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

T04934-P59247

YOUXIN TECHNOLOGY LTD
ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 6, 2026
10:00 A.M., BEIJING TIME
(9:00 P.M., EASTERN TIME, ON NOVEMBER 5, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF YOUXIN TECHNOLOGY LTD

The shareholder(s) hereby appoint(s) Jinhou Sun and Alan Xu, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of YOUXIN TECHNOLOGY LTD that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held on November 6, 2026, at 10:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on November 5, 2026), at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People's Republic of China, and virtually at https://bit.ly/4jv9mU0, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side